14041543

IGE COMMISSION
. 20549

SEC Mail Processing Section
SEP 02 2014
Washington DC
404

* 9/11/14

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of
1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-12987

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 06/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WEDBUSH SECURITIES INC.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1000 Wilshire Boulevard
(No. and Street)

Los Angeles	California	90017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shawn T. Keagy (213) 688-8000
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

Grant Thornton LLP

515 South Flower Street, 7th Floor	Los Angeles	California	90017-2201
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

9/12/14

OATH OR AFFIRMATION

We, Edward W. Wedbush and Shawn T. Keagy, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wedbush Securities Inc. as of June 30, 2014, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except for receivables from and payables to officers and directors in the amounts of $14,658,000 and $42,380,000 respectively. We further swear (or affirm) that the accompanying financial statements and supporting schedules have been or will be made available to all members or allied members of the organization.

MAGALY IGLESIAS
Commission # 1997678
Notary Public - California
Los Angeles County
My Comm. Expires Nov 10, 2016

E Wedbush

Name Edward W. Wedbush
Title President

Shawn Keagy

Name Shawn T. Keagy
Title Chief Financial Officer

Magaly Iglesias

Notary Public

This report ** contains (check all applicable boxes):

- [x] **(a) Facing Page**
- [x] **(b) Statement of Financial Condition**
- [ ] **(c) Statement of Income**
- [ ] **(d) Statement of Cash Flows**
- [ ] **(e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietor's Capital**
- [ ] **(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors**
- [ ] **(g) Computation of Net Capital**
- [ ] **(h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
- [ ] **(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
- [ ] **(j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3**
- [ ] **Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act**
- [ ] **(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
- [x] **(l) An Oath or Affirmation**
- [ ] **(m) A Copy of the SIPC Supplemental Report**
- [x] **(n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

WEDBUSH SECURITIES INC.

(SEC Identification No. 8-12987)

June 30, 2014

Contents

GrantThornton

Audit • Tax • Advisory
Grant Thornton LLP
515 South Flower Street, 7th Floor
Los Angeles, CA 90071-2201
T 213.627.1717
F 213.624.6793
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Wedbush Securities, Inc.

We have audited the accompanying statement of financial condition of Wedbush Securities, Inc. (the "Company") as of June 30, 2014, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Wedbush Securities, Inc. as of June 30, 2014 in conformity with accounting principles generally accepted in the United States of America.

GRANT THORNTON LLP

Los Angeles, California
August 29, 2014

WEDBUSH SECURITIES INC.

Statement of Financial Condition

		As of June 30, 2014
Assets		
Cash and cash equivalents	$	37,644,000
Cash and securities segregated for the benefit of clients		1,881,420,000
Receivables		
Brokers, dealers, and clearing organizations		41,373,000
Clients, less reserves of $4,280,000		358,353,000
Other		34,243,000
Securities borrowed		517,718,000
Securities purchased under agreements to resell		123,603,000
Securities owned, at fair value		344,534,000
Memberships in exchanges		275,000
Deferred tax assets		15,011,000
Other assets		1,227,000
Total assets	$	**3,355,401,000**
Liabilities and shareholder's equity		
Bank loan payable	$	—
Payables		
Brokers, dealers, and clearing organizations		11,390,000
Clients		2,316,104,000
Securities loaned		340,109,000
Securities sold under repurchase agreements		152,397,000
Securities sold, not yet purchased, at fair value		203,843,000
Accounts payable and accrued liabilities		76,461,000
Total liabilities		3,100,304,000
Commitments and contingent liabilities		
Shareholder's equity		
Common shares, $0.10 stated value. Authorized 20,000,000 shares; 7,000,000 shares issued and outstanding		700,000
Additional paid-in capital		11,139,000
Retained earnings		245,143,000
Parent treasury shares, 110,511 shares		(1,885,000)
Total shareholder's equity		255,097,000
Total liabilities and shareholder's equity	$	**3,355,401,000**

See accompanying notes to financial condition.

(1) Summary of Significant Accounting Policies

Wedbush Securities Inc. (the Company) is an investment bank registered with the U.S. Securities and Exchange Commission as a securities broker-dealer. The Company is wholly owned by WEDBUSH, Inc.

A summary of significant accounting policies is either discussed below or included in the following footnotes.

(a) Use of Estimates

In preparing the financial statements, management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, revenues, and expenses during the reported period. The most important of these estimates and assumptions relate to fair value measurements. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

(b) Fair Market Value

Assets and liabilities are stated at fair market value. Certain assets and liabilities, including cash and cash equivalents, cash and securities segregated, client receivables and payables, securities borrowed and loaned, securities purchased under agreements to resell, securities sold under repurchase agreements, accounts payable, and receivables from and payables to other brokers, dealers, and clearing organizations have a carrying value that approximates fair market value as of June 30, 2014.

(c) Securities Transactions

The Company records its securities transactions on a trade date basis.

(d) Cash and Cash Equivalents

The Company maintains cash in accounts held by major banks and financial institutions, which at times, exceed the amounts insured by the U.S. government. The Company has not experienced any losses related to these balances. The cash balances held may from time to time exceed federally insured limits. Cash and cash equivalents include investments in money market funds.

(e) Resell and Repurchase Agreements

Resell and repurchase agreements are collateralized financing transactions and are recorded at their contracted amounts, with accrued interest. Contract values approximate fair value. It is the policy of the Company to obtain collateral with a fair value equal to, or in excess of, the principal amount loaned under resell transactions.

The following table summarizes the contract value and fair value of the securities obtained from or given to counterparties as collateral on the resell and repurchase transactions:

	Contract value	Fair value
Resell agreements		
Securities purchased under agreements to resell	$ 1,684,603,000	$ 1,705,046,000
Repurchase agreements		
Securities sold under repurchase agreements	152,397,000	168,752,000

(f) Accounting Developments

The following Accounting Standards Update (ASU) is not expected to have any material impact on the Company's financial statements.

In July 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2013-11, *Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists* (ASU 2013-11) to eliminate diversity in practice. The guidance requires an entity to net their unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements against a deferred tax asset for a net operating loss carryforward, a similar tax loss or tax credit carryforward, unless such tax loss or credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes resulting from the disallowance of a tax position. In the event that the tax position is disallowed or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit shall be presented in the financial statements as a liability and shall not be combined with deferred tax assets. For nonpublic entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. Early adoption is permitted. The Company does not expect that the adoption of this ASU will have a material effect on its financial statements.

(2) Cash and Securities Segregated for the Benefit of Clients

The Company segregates cash, certificates of deposit, short-term investments purchased under an agreement to resell, and securities owned according to the regulatory standards of 15c3-3 of the Securities and Exchange Act of 1934. These assets are held in segregated accounts exclusively for the benefit of clients. Cash is held in money market deposit accounts at banks. Short-term investments are purchased under agreements to resell and are carried at the amounts at which the securities will subsequently be resold, as specified in the related agreements and consist of U.S. treasuries and securities guaranteed by the U.S. government. Securities segregated consist of securities guaranteed by the U.S. government.

Cash	$	6,631,000
Certificate of deposit		150,000,000
Short-term investments purchased under agreements to resell		1,560,689,000
Securities owned		164,100,000
Total cash and securities segregated for regulatory purposes	**$**	**1,881,420,000**

(3) Clients Receivable and Clients Payable

Amounts receivable from and payable to clients include amounts due or held in cash and on margin transactions. Receivables from clients are generally fully secured by securities held in the clients' accounts. The value of securities owned by clients and held as collateral for the receivables is not reflected in the statement of financial condition.

A reserve is established for amounts due from clients and others to the degree to which the receivable is unsecured. The Company also establishes a general reserve against accounts receivable for amounts that it determines in its best estimate may become uncollectible. Factors considered by management in determining the amount of the allowance include past experience, degree of concentration, and quality of collateral. Receivables are presented net of uncollectible reserves. The reserve as of June 30, 2014 was $4,280,000.

(4) Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations result from the Company's normal trading activities and consist of the following:

Securities failed to deliver	$	13,379,000
Amounts due from brokers and dealers through clearing organizations		14,342,000
Deposits with clearing organizations		13,652,000
Total receivables from brokers, dealers, and clearing organizations	**$**	**41,373,000**
Securities failed to receive	$	8,907,000
Amounts due to brokers and dealers through clearing organizations		2,267,000
Other		216,000
Total payables to brokers, dealers, and clearing organizations	**$**	**11,390,000**

Fails to deliver and fails to receive represent the contractual value of securities that have not been delivered or received on or before the settlement date.

(5) Securities Borrowed and Securities Loaned Transactions

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. Collateral in the form of cash or securities is exchanged for securities borrowed and is received for securities loaned based on the approximate fair value of the related securities. The

collateral is adjusted daily to reflect changes in the current market value of the underlying securities. Contract values approximate fair market value.

(6) Financial Instruments

The Company's financial instruments that are carried at fair value include securities owned, securities segregated, and securities sold, not yet purchased.

(a) Fair Value of Financial Instruments

Fair value is defined under Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures* as the price which would be received to sell an asset or would be paid to settle a liability (i.e. "the exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to the use of observable inputs and lowest priority to the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are based on market pricing data obtained from sources independent of the Company. Unobservable inputs reflect the Company's judgment about the assumptions market participants would use in pricing the asset or liability. The three levels of the fair value hierarchy based on observability of inputs are as follows:

Level 1 – Valuations based on quoted prices available in active markets for identical assets or liabilities.

Level 2 – Valuations based on quoted prices in markets that are not active, or for which all significant inputs are considered observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and have little to no market activity. Significant judgment by management is required for valuation of these financials instruments.

(b) Valuation Technique

Securities owned and securities sold, not yet purchased that are reported as Level 1 are based on quotes for closing prices from national securities exchanges as well as reported bid and offer quotes from parties trading the security. If quoted prices are not available, fair values are obtained from pricing services, broker quotes, or other model-based valuation techniques, and are reported as Level 2. Valuations of Level 3 mortgage-backed securities are calculated using a discounted cash flow model. The discounted cash flow model is based on a number of factors, including but not limited to voluntary prepayment rate, constant default rate, severity, modification, delinquency, and recoveries. Factors including recent trading price and activity of comparable bonds are also considered.

During the period ended June 30, 2014, there were no changes to the valuation techniques employed by the Company in determining fair value.

(c) Detail of Financial Instruments

The following table presents financial instruments at fair value on a recurring basis as of June 30, 2014:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Assets				
Securities owned				
U.S. agency and municipal securities	$ —	$ 191,259,000	$ —	$ 191,259,000
Corporate debt securities	—	17,720,000	—	17,720,000
Mortgage-backed securities	—	—	1,624,000	1,624,000
Corporate equities				
Business services	4,458,000	—	—	4,458,000
Consumer products	25,791,000	—	—	25,791,000
Financials	61,078,000	—	—	61,078,000
Industrials	10,177,000	—	—	10,177,000
Life sciences	2,801,000	—	—	2,801,000
Technology	8,447,000	—	—	8,447,000
Other industries	15,754,000	—	—	15,754,000
Listed options	5,425,000	—	—	5,425,000
Total securities owned	**133,931,000**	**208,979,000**	**1,624,000**	**344,534,000**
Securities segregated for the benefit of clients				
U.S. agency and municipal securities	—	164,100,000	—	164,100,000
Total securities segregated for the benefit of clients	—	**164,100,000**	—	**164,100,000**
Liabilities				
Securities sold, not yet purchased				
U.S. government securities	50,585,000	—	—	50,585,000
U.S. agency and municipal securities	—	40,063,000	—	40,063,000
Corporate debt securities	—	3,000	—	3,000
Corporate equities				
Business services	9,034,000	—	—	9,034,000
Consumer products	10,573,000	—	—	10,573,000
Financials	54,773,000	—	—	54,773,000
Industrials	5,329,000	—	—	5,329,000
Life sciences	1,216,000	—	—	1,216,000
Technology	25,912,000	—	—	25,912,000
Other industries	4,289,000	—	—	4,289,000
Listed options	2,066,000	—	—	2,066,000
Total securities sold, not yet purchased	**$ 163,777,000**	**$ 40,066,000**	**$ —**	**$ 203,843,000**

Transfers between fair value classifications occur when there are changes in pricing observability levels. There were no transfers during the period ended June 30, 2014.

The following is a summary of changes in fair value of financial assets that have been classified as Level 3 for the year ended June 30, 2014:

	Balance June 30, 2013	Total Gains/(Losses) (Realized and Unrealized)	Purchases, Sales, Settlements, and Issuances	Transfers Into (Out of) Level 3	Balance June 30, 2014
Assets					
Securities owned					
Mortgage-backed securities	$ 21,183,000	$ (54,000)	$ (19,505,000)	$ —	$ 1,624,000
Total securities owned	**$ 21,183,000**	**$ (54,000)**	**$ (19,505,000)**	**$ —**	**$ 1,624,000**

(d) Risks Related to Financial Instruments

In the normal course of business, the Company is involved in the execution, settlement and financing of various client and principal securities transactions. Client activities are transacted on a cash, margin, or delivery-versus-payment basis. Securities transactions are subject to the risk of counterparty or client non-performance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the fair value of the security through settlement date, or to the extent of margin balances.

The Company also has contractual commitments arising in the ordinary course of business for securities loaned, securities sold, not yet purchased, repurchase agreements, securities transactions on a when-issued basis and underwritings. Each of these financial instruments contains varying degrees of risk, whereby the fair values of the securities underlying the financial instruments may be in excess of the contract amount. The settlement of these transactions is not expected to have a material effect upon the Company's financial condition.

(7) Offsetting of Financial Assets and Liabilities

Certain of our Securities borrowed and Securities loaned are subject to master netting arrangements. Under GAAP, in certain circumstances we may elect to present certain financial assets, liabilities and related collateral subject to master netting arrangements in a net position on the Statement of Financial Condition. However, the Company does not report any of these financial assets or liabilities on a net basis, and instead presents them on a gross basis on the statement of financial condition.

The following table presents the gross asset and gross liability amount for securities borrowed and securities loaned together with corresponding collateral received or pledged at June 30, 2014.

				Gross Amounts Not Offset in the Statement of Financial Position		
	Gross Amount	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Financial Instruments	Cash Collateral Received or Pledged	Net Amount
Asset						
Securities borrowed	$ 517,718,000	—	$ 517,718,000	517,718,000	—	$ —
Liability						
Securities loaned	$ 340,109,000	—	$ 340,109,000	340,109,000	—	$ —

(8) Share-Based Compensation – Options and Awards

The parent company, WEDBUSH, Inc., has a stock options and awards plan, under which the Company is authorized to issue up to 1,392,000 shares and options to acquire common shares of the parent company. The plan's terms and conditions, including vesting, are determined by the parent's board of directors, and restrictions may be applied to awards under the plan. Options are issued at the fair value of the underlying parent shares on the grant date and generally become exercisable ratably over four years and expire five years after the option becomes exercisable. Restricted awards in parent common shares are also granted and may vest over periods ranging up to four years. The parent company issues new shares upon the vesting of share-based awards and upon the exercise of options.

As of June 30, 2014, there were 142,718 options and no restricted share awards issued related to parent company shares. The weighted average remaining life of the options until expiration was 3.2 years.

(9) Income Taxes

The Company is included in the filing of a consolidated tax return for federal tax purposes and in combined returns for certain states where such filing is required or permitted. The Company is also a party to a tax allocation agreement with its parent WEDBUSH, Inc., whereby the Company calculates its corresponding tax amounts by using the benefits for loss method by considering those tax attributes that are realized or realizable by the parent and corresponding consolidated group.

The Company assesses its tax positions for all open tax years and determines whether there are any material unrecognized liabilities in accordance with applicable accounting guidelines on accounting for uncertain income taxes. Liabilities are recorded to the extent they are deemed incurred.

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant authority would more likely than not uphold the position following an audit. There are no uncertain tax positions recorded in the financial statements.

(a) Federal and State Income Taxes

The Company reports interest on income taxes, if any, in interest expense and penalties on income taxes, if any, in other income (expense) on the accompanying statement of earnings.

For federal and most state jurisdictions, the earliest tax period that remains subject to examination is the year ended June 30, 2010.

Included in other receivables on the statement of financial condition is net income taxes receivable from the parent company of $5,842,000 at June 30, 2014.

(b) Deferred Tax Assets and Liabilities

The Company recognizes deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Temporary differences and carryforwards, which give rise to deferred tax assets and liabilities, consist of the following:

Deferred tax assets		
Allowance for doubtful receivables	$	4,444,000
Legal reserves		847,000
Amortization of book-tax difference		1,562,000
Accrued bonus payable		1,890,000
Other		
Accrued liabilities		1,634,000
Unvested non-qualified stock awards		471,000
Commission receivable/payable		4,139,000
Vacation accrual		680,000
Deferred rent and other		752,000
Total deferred tax assets		16,419,000
Deferred tax liabilities		
Unrealized gains not taxable		(1,523,000)
Allowance for expenses not yet incurred		115,000
Total deferred tax liabilities		(1,408,000)
Net deferred tax assets	**$**	**15,011,000**

The Company has reviewed all of its deferred tax assets to assess whether a valuation allowance should be established. The Company recognizes tax positions in the financial statement only when it is

more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. The Company's management believes it is more likely than not the deferred tax assets will be realized.

(c) Corrections of Errors

The Company received NYSE shares from the demutualization of the exchange in June 2006. Subsequently, the Company recorded an unrealized gain on the stock as a result of market appreciation and a corresponding deferred tax liability. The shares were eventually sold in June 2009; however, the deferred tax liability was not reversed. The adjustment to correct this error was to eliminate the deferred tax liability related to this transaction by $1,921,000 and an increase to opening retained earnings as shown in the statement of changes in shareholder's equity.

The Company accounted for the tax impact associated with accrued bonus and other accrued items incorrectly during fiscal year 2013. The adjustment to correct this error of $1,625,000 was recorded during the current fiscal year to eliminate the deferred tax liability associated with accrued bonuses and increase opening retained earnings as shown in the statement of changes in shareholder's equity.

(10) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires the maintenance of minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit balances arising from client transactions, as defined.

The alternative method prohibits withdrawal of equity capital or payment of cash dividends if net capital does not exceed 5% of aggregate debit items, and also prohibits withdrawal of subordinated capital if net capital does not exceed 4% of aggregate debit items. At June 30, 2014, the Company had net capital of $127,888,000 that was 27% of aggregate debit items and $118,582,000 in excess of the $9,306,000 required minimum net capital at that date.

(11) Bank Credit Lines

The Company has the ability, through arrangements with multiple banks, to obtain secured and unsecured short-term borrowings primarily through the issuance of promissory notes. Under these agreements, the Company can borrow on demand up to a maximum of $225,000,000 secured at interest rates determined on the date of each borrowing, and reset daily. As of June 30, 2014, no unsecured credit lines exist. At June 30, 2014, there were no borrowings outstanding under these credit lines.

(12) Profit-Sharing Retirement Plans

At June 30, 2014, the Company had two trustee-directed defined contribution retirement plans that are qualified under Section 401(k) of the Internal Revenue Code. The Commissioned Employees' Profit Sharing Retirement Plan covers eligible colleagues compensated on a transaction fees and/or

incentive basis. The Company's annual contributions are a specified percentage of the voluntary colleague contributions and are not required if earnings do not exceed defined levels.

The Employees' Profit Sharing Retirement Plan covers substantially all salaried colleagues. The Company's annual contributions under the plan are determined by the board of directors and are based on a percentage of colleague compensation.

(13) Commitments and Contingent Liabilities

(a) Legal and Regulatory Matters

The Company is subject to various proceedings and claims arising primarily from securities business activities, including lawsuits, arbitration claims, and regulatory matters. The Company is also involved in other reviews, investigations, and proceedings by governmental and self-regulatory organizations regarding the business, which may result in adverse judgments, settlements, fines, penalties, injunctions, and other relief. Matters in which the Company is currently involved include cases related to financial advisor activities and market access regulations. The Company is contesting the allegations in these claims, and believes there are meritorious defenses in each of these arbitrations, lawsuits, and regulatory investigations. Management accrues for a settlement when a liability is deemed probable and estimable. Costs incurred in responding to potential litigation and regulatory actions are expensed when incurred. In the opinion of management, the resolution of these legal and regulatory matters will not have a material impact beyond accrued settlements on the Company's statement of financial condition.

(b) Lease Commitments

The Company has contractual obligations under long-term, non-cancelable lease agreements, principally for office space, requiring minimum annual payments as follows:

Fiscal year ending		
2014	$	5,870,000
2015		4,849,000
2016		4,543,000
2017		4,142,000
2018		3,898,000
Thereafter		17,932,000
Total	$	**41,234,000**

Some of these leases have escalation clauses and renewal options.

(14) Related-Party Transactions

In the normal course of business, colleagues, officers, directors, and affiliates may buy and sell securities through the Company. At June 30, 2014, included in receivables from clients and payables to clients on the statement of financial condition were receivables of $14,658,000 from officers and directors and $0 from affiliates, and $42,380,000 in payables to officers and directors and $44,865,000 to affiliates on client transactions. Management believes receivables from officers, directors, and affiliates to be at market terms and rates of interest, and they are collateralized by securities. WEDBUSH, Inc. shares of $4,631,000 were used as collateral on receivables from officers and directors for the years ended June 30, 2014.

Notes receivable from colleagues are generally from recruiting activities, non-interest bearing. They are typically forgiven over a period of three to eight years, with a weighted average of 4.5 years. Notes receivable from colleagues totaled $6,136,000 as of June 30, 2014.

Receivables from affiliates related to intercompany transactions include WEDBUSH, Inc. totaled $338,000 at June 30, 2014. Both notes receivable from colleagues and receivables from affiliates are included in other receivables on the statement of financial condition.

Lime Brokerage, an affiliate broker-dealer, had a clearing deposit of $250,000 and a receivable balance of $300,000 with the Company at June 30, 2014.

The parent company engages in repurchase agreement transactions with the Company in order to finance its fixed income securities portfolio. In such transactions, the parent company sells the fixed income securities to the Company, under an agreement to repurchase them at a later date, in exchange for cash in an amount equal to the market value of the securities, with the securities serving as collateral on the loan. The interest rate on the loan is set at the prevailing repurchase agreement market rates for the type of securities involved in the transaction. On the repurchase date, the parent company returns the borrowed cash plus interest to the Company in exchange for the fixed income securities. At June 30, 2014 the parent company had a repurchase agreement with the Company in an amount of $24,816,000, a market value of $23,121,000, including accrued interest.

(15) Variable Interest Entities

Wedbush Securities ("The Manager") manages four active Limited Liability Corporation ("LLC") funds as of June 30, 2014. All of these LLCs operate as pass through vehicles and were created for the purpose of allowing customers to invest in the stock of certain private companies that are looking to go public. The LLC agreements restrict the activity of the LLC. The Company does not own any equity in any of the LLCs, however, the Company does act as the Manager of the LLCs, and receives a commission upon delivery of the private company stock to the LLC. The Company does not guarantee the return of any LLC member's capital contributions, delivery of securities, or any profit with respect to the underlying investments.

GAAP requires that the Company consider whether these LLCs are variable interest entities and if the Company should consolidate these LLCs. The LLCs we are required to consolidate include those LLC funds that contain forward delivery contracts and implicit guarantees. Each of these LLCs is

independent of the Company and of each other and the assets and liabilities are not owned by and are not legal obligations of the Company.